June 6, 2006

Kenneth M. Siegel, Esq.
Verigy Pte. Ltd.
395 Page Mill Road
Palo Alto, California 94306

> **Re:** **Verigy Pte. Ltd.**
> **Amendments No. 3, 4 and 5 to Registration Statement on Form S-1**
> **Filed May 23, 2006, June 1, 2006 and June 5, 2006**
> **File No. 333-132291**

Dear Mr. Siegel:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 6

1.   We note that you have presented a statement of operations for the three month periods ending April 30, 2006 and 2005 in the recent development section of the filing. To the extent that unaudited financial statements for the periods ended April 30, 2006 and 2005 are available, please update the filing to include that information.

Risk Factors, page 9

2.   Please add a separate risk factor regarding your unlimited ability to issue common stock.

We may face competition from Agilent in the future, page 16

3.   It appears that Agilent may license the retained underlying technology to your competitors without regard to the non-competition restrictions. Please separate this disclosure into a separate risk factor.

4.   We reissue the last sentence of previous comment 1. Please disclose the portion
        of your business derived from the technology that Agilent may license to your
        competitors.

5.   Please disclose the portion of your business derived from the systems mentioned
        in the last sentence of the penultimate paragraph.

Use of Proceeds, page 35

6.   Please clarify why you mean by a "transfer of value." Also clarify how Agilent
        will determine whether to make a cash payment or transfer of value.

Dilution, page 38

7.   Please explain how you determined Agilent's contribution to be $181 million as
        disclosed on page 39.

Employees, page 94

8.   Please show the effect of your arrangements with Flextronics and any other
        known developments significantly affecting your disclosure.

Intellectual Property Matters Agreement, page 122

9.   Disclose how you determined to allocate the intellectual property used jointly in
        your business and Agilent's business. Given then different non-compete
        provisions applicable to the property Agilent licenses to you and which you
        license to Agilent as disclosed on page 17, it is unclear what the intended effect of
        the allocation will be.

Combined Financial Statements

Notes to Combined Financial Statements

Note 21. Subsequent Event, page F-44

10.   Please refer to prior comment 9. You respond that as part of your agreement to
        transfer employees to Flextronics you will reimburse them for certain severance
        and other related termination costs they may incur. Please clarify whether or not
        the required amount is fixed or variable. If variable, please tell us how the
        amount will be calculated. Clarify whether or not Flextronics is assuming these
        future obligations as a result of the transfer. If the employees will be employees
        of Flextronics and not Verigy, it does not appear appropriate for you to account
        for those costs under paragraph 11 of SFAS 146 since the employees are not
        required to render service directly to you. Please tell us why you believe that
        paragraph 11 of SFAS 146 is the appropriate guidance. In addition, we note from

your response that the elements of the agreement are not separable. Please tell us how you plan to account for and value each element as a result.

Exhibits

11.   We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

12.   Please file your tax agreement with Singapore mentioned on page 19.

Exhibit 5.1

13.   We note your description of the term non-assessable. Please confirm that your interpretation of non-assessable is the same as under U.S. state law. Also, please include any disclosure of your interpretation of a term which has no recognized meaning under foreign law in the body of the prospectus so investors can more easily evaluate the limitations under foreign law.

14.   The exhibit you file should be based on all documents necessary for counsel to form its opinion, not just selected documents like identified in section 2 of your exhibit.

15.   Please tell us why assumption 3(d) is necessary and appropriate. Can counsel review public records to determine whether the documents have been amended?

16.   It is generally inappropriate to file an opinion that assumes conclusions of law that are a necessary requirement for the ultimate legality opinion. Please tell us why the fiduciary duty assumption is necessary and appropriate.

17.   We note that the opinion is conditioned on the shares being issued in accordance with your memorandum of association. This condition appears to assume away material conclusions that are a requirement of the ultimate legality opinion. Please tell us why this condition is appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Katlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: William H. Hinman, Jr., Esq.